[BELL SPORTS LOGO]  NEWS RELEASE                    [CHARTWELL INVESTMENTS LOGO]

Contact: Richard Willis,                            Contact: Todd R. Berman
         Chief Operating Officer, CFO                        President
         408-574-3530                                        212-521-5500

For Immediate Release
June 14, 2000

         Bell Sports - Industry Leader in Bike Helmets and Accessories -
                    Recapitalized in Agreement with Chartwell

San Jose, California - Bell Sports Corp., the leader in design, development, and marketing of bicycle helmets and accessories, today signed a recapitalization agreement with an affiliate of Chartwell Investments.

Under the agreement, an affiliate of Chartwell and management are contributing over $100 million of equity in a management-led recapitalization of Bell Sports Corp. that will give Chartwell majority ownership. Brentwood Associates and Charlesbank Capital Partners, the company's current investors, will continue to maintain an interest in Bell. Total financing for the transaction is in excess of $340 million.

"We have enjoyed a rewarding and productive partnership with Brentwood and Charlesbank. During the two years since Brentwood and Charlesbank took the company private, Bell has substantially improved its market position and financial performance." said Mary George, who will become Executive Chairman of the Board of Bell Sports Corp upon completion of the transaction.

"With our new partners at Chartwell, Bell Sports will continue to be one of the strongest capitalized companies in the industry. We will continue to be led by the proven executive team that propelled the company's rapid growth and we look forward to working with Chartwell," concluded Ms. George.

Bell Sports has been providing quality products to sports enthusiasts for over 50 years, and is the leading designer and marketer of bicycle helmets and a broad line of cycling accessories throughout North America, Europe, Australia and Asia. It is also a leader in marketing skating and winter sports helmets. The company markets its helmets under the widely recognized Bell, Bell Pro and Giro brand names, and its bicycle accessories under such leading brands as Bell, Blackburn, Rhode Gear, VistaLite and Spoke-Hedz.

In April, 2000, Bell Sports Corp., released its results for the third quarter of fiscal 2000 reporting LTM sales and LTM EBITDA as of March of $234.7 million and $37.0 million, respectively.
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Richard Willis, who will become the President and Chief Executive Officer,  upon completion of the transaction, added, "Bell Sports is enjoying tremendous growth and will continue to lead the industry in innovation and quality and to invest in our people and products. Further, we have new investors that except to provide significant resources to enable Bell to make acquisitions. This will allow us to leverage our strong heritage of successful acquisitions, and build an even stronger company."

 "Bell is a market-leading company with outstanding people, innovative products and excellent growth prospects. We are very enthusiastic about partnering with Mary George, Richard Willis and the entire Bell team to continue the growth of their company and realize Bell's full potential," said Todd Berman, President of Chartwell.

The transaction will constitute a change of control under the Indenture governing the Bell Sports Inc. outstanding 11% Senior Subordinated Notes due 2008 and as a result Bell Sports Inc., a wholly owned subsidiary of the Company, expects to make a change of control offer to repurchase the Notes after closing.

Closing,   which  is  subject  to  satisfaction  of  customary  conditions,   is
anticipated in mid August. The Board of Directors and stockholders of the Company have approved the transaction.

Chartwell Investments is a New York City based private equity firm, which invests in growth financings and management buy-outs of middle market companies. Chartwell recently completed the $200 million acquisition of Playcore, Inc., a leading playground equipment and backyard products company.

Brentwood Associates is a Los Angeles-based private equity firm with over $750 million under management, which specializes in growth-oriented build-ups and buyouts. Charlesbank Capital Partners LLC, based in Boston, manages over $2 billion of capital committed to acquisition and expansion financing for growing companies and developing real estate assets.